August 6, 2008

VIA EDGAR

Mr. Christian Sandoe

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Advisor Series I – Fidelity Advisor Growth & Income Fund and Fidelity Advisor Mid Cap II Fund: Form N-14 (File No. 333-152080); Fidelity Fixed-Income Trust – Fidelity Advisor Investment Grade Bond Fund: Form N-14 (File No. 333-152081); Fidelity Income Fund – Fidelity Advisor Government Income Fund: Form N-14 (File No. 333-152079); and Fidelity Colchester Street Trust – Fidelity Institutional Money Market Fund – Prime Money Market Portfolio and Treasury Portfolio: Form N-14 (File No. 333-152082)

Dear Mr. Sandoe:

This letter responds to comments that you provided to Colin Dean via a telephone conversation on July 28th, in connection with your review of the Registration Statements filed on Form N-14 on behalf of the above-listed registrants on July 2, 2008. The comments, and the registrants’ responses, are attached hereto.

If you have any additional questions, please do not hesitate to contact the undersigned at 617.728.7173.

Sincerely,

/s/ Christopher D. Christian
Christopher D. Christian

Attachment

cc:	Russell G. Aborn

Fidelity Management & Research Company

Joseph R. Fleming

Dechert LLP

Boston  Charlotte  Hartford  New York  Newport Beach  Palo Alto  Philadelphia  Princeton  San Francisco  Washington DC

Brussels  Frankfurt  London  Luxembourg  Munich  Paris

COMMENTS RECEIVED ON JULY 28, 2008

FROM CHRISTIAN SANDOE

FIDELITY ADVISOR SERIES I – FIDELITY ADVISOR GROWTH & INCOME FUND AND FIDELITY

ADVISOR MID CAP II FUND: FORM N-14 (FILE NO. 333-152080)

FIDELITY FIXED-INCOME TRUST – FIDELITY ADVISOR INVESTMENT GRADE BOND FUND:

FORM N-14 (FILE NO. 333-152081)

FIDELITY INCOME FUND – FIDELITY ADVISOR GOVERNMENT INCOME FUND:

FORM N-14 (FILE NO. 333-152079)

FIDELITY COLCHESTER STREET TRUST – FIDELITY INSTITUTIONAL MONEY MARKET FUND

—PRIME MONEY MARKET PORTFOLIO AND TREASURY PORTFOLIO:

FORM N-14 (FILE NO. 333-152082)

FORM N-14s FILED ON JULY 2, 2008

N-14 Proxy Statement and Prospectus

1.	GENERAL COMMENT

C:	Due to the fact that the May 2008 Financial Highlights for Fidelity Advisor Growth & Income, the names of the auditors and the auditors’ consents were not included in the initial Form N-14 filing, the staff of the Division of Investment Management (the “Staff”) does not believe each filing qualifies for automatic effectiveness pursuant to Rule 488. The Staff believes that a pre-effective amendment would be necessary to include this missing information.

R:	A pre-effective amendment with this information will be filed.

2.	SYNOPSIS

“Question and Answer”

“Why are the Reorganizations being proposed?”

“During 2007, Capital One Asset Management, L.L.C. (“COAM”) informed the Board of Trustees of its desire to exit the mutual fund business and engage in discussions regarding the potential reorganization of the Acquired Funds. The discussions were part of an initiative to allow COAM to exit the mutual fund advisory business while simultaneously providing benefits to shareholders of the Acquired Funds, including potentially lower management fees and a tax-free exchange of shares with another mutual fund.”

C:	The Staff requests we provide a brief analysis of whether Section 15(f) disclosure should/should not be added to the Proxy Statement/Prospectus.

R:	As described in detail in each Form N-14, shareholders of certain series of Capital One Trust (each an “Acquired Fund”, and together, the “Acquired Funds”) are being asked to consider and approve separate agreements and plans of reorganization in which each Acquired Fund will reorganize into certain funds advised by Fidelity Management & Research Company (“FMR”) (each a “Reorganization” and together, the “Reorganizations”).

Section 15(f) of the 1940 Act establishes a non-exclusive safe harbor for the receipt of any amount or benefit by an investment adviser to a registered investment company or an affiliated person of such adviser in connection with the sale of securities of, or a sale of any other interest in, the adviser that results in an assignment of the fund's advisory contract, provided that the transaction meets certain conditions. We have concluded that compliance with the Section 15(f) safe harbor is not necessary and have not included disclosure regarding the Section 15(f) safe harbor in the Proxy Statement/Prospectus because we believe that there has not been sale of securities of, or a sale of any other interest in, Capital One Asset

Management (“COAM”) that results in an assignment of the advisory contract between the Capital One Trust and each Acquired Fund. We note that there has not been a transfer of any voting stock of COAM to FMR (i.e., there has not been a change in control of COAM), and COAM will continue to provide advisory services to other clients. We further note Section 15(f) is a non-exclusive “safe harbor”, which investment advisers may take advantage of but are not required to. Accordingly, we do not believe that any additional disclosure is warranted.

3.	SYNOPSIS

“Question and Answer”

“Is the Reorganization considered a taxable event for federal income tax purposes?”

“The Acquiring Funds and the Acquired Funds had the following unrealized capital gain or (loss), capital loss carryovers and year-to-date realized capital gain or (loss) as of May 31, 2008, 2008. The amounts shown in the table below were calculated on a per share basis and were calculated based on the valuation procedures of the applicable fund.”

C:	The Staff requests we consider including disclosure clarifying that the capital loss carryovers of each Acquired Fund may be limited and/or restricted in the table that provides, among other things, the capital loss carryovers of each Acquired Fund.

R:	The disclosure will be supplemented as follows (underlined added):

“The Acquiring Funds and the Acquired Funds had the following unrealized capital gain or (loss), capital loss carryovers and year-to-date realized capital gain or (loss) as of May 31, 2008. The amounts shown in the table below were calculated on a per share basis and were calculated based on the valuation procedures of the applicable fund. The final amount of unutilized capital loss carryovers for each fund is subject to change. In addition, capital loss carryovers of the Acquired Funds may be subject to limitations under applicable tax laws on the rate at which they may be used to offset capital gains of an Acquiring Fund. As a result, some or all of the capital loss carryovers may expire unutilized.”

4.	SYNOPSIS

“Question and Answer”

“I hold Acquired Fund shares through an account at COAM. Are there any special considerations for me?”

“COAM will be reviewing, and may decide to engage a third party fiduciary to advise it in its review, whether or not certain large accounts, which meet certain eligibility criteria for separately managed accounts, over which it retains discretionary authority should be redeemed from the Acquired Funds and transferred into separately managed accounts or whether such accounts should remain in the Acquired.”

C:	The Staff requests we consider including disclosure with respect to a discussion of whether a review has been undertaken and a decision has been made.

R:	As of the date hereof, COAM has not completed a review of whether or not certain large accounts over which it retains discretionary authority should be redeemed from the Acquired Funds prior to the Reorganizations. As disclosed, COAM currently anticipates hiring a third party fiduciary to conduct that review, however, that third party has not yet been retained nor has a timetable been established for such third party to conduct its review. Accordingly, we have not modified the disclosure.

5.	SYNOPSIS

“Question and Answer”

“I hold Acquired Fund shares through an account at COAM. Are there any special considerations for me?

“In addition, COAM has engaged ISS Governance Service (“ISS”) to review the proposed Reorganizations and to advise COAM on how to vote shares in the Acquired Funds over which it has discretionary investment authority. ISS will evaluate the transaction based upon the information contained in this Proxy Statement and based upon any other information it deems relevant. COAM will vote the Discretionary Shares in accordance with ISS’s recommendation. As of May 30, 2008 COAM had discretionary investment authority over 89% of the assets of Capital One Capital Appreciation Fund, 94% of the assets of Capital One Mid Cap Equity Fund, 100% of the assets of Capital One Total Return Bond Fund, 97% of the assets of Capital One U.S. Government Income Fund, 58% of the assets of Capital One Cash Reserves Fund and 26% of the assets of Capital One U.S. Treasury Money Market Fund. Because a majority of each of the Acquired Funds, except for the Capital One U.S. Treasury Money Market Fund, consists of Discretionary Shares, COAM’s vote on a proposal may determinate the outcome of a proposal.”

C:	The Staff requests we consider including disclosure as to how COAM intends to vote these shares (e.g., in favor of the reorganizations).

R:	The current disclosure states “COAM has engaged ISS Governance Service (“ISS”) to review the proposed Reorganizations and to advise COAM on how to vote shares in the Acquired Funds over which it has discretionary investment authority. ISS will evaluate the transaction based upon the information contained in this Proxy Statement and based upon any other information it deems relevant. COAM will vote the Discretionary Shares in accordance with ISS’s recommendation.”

6.	SYNOPSIS

“Question and Answer”

In summary, what are some of the material differences between the Acquired Funds and the corresponding Acquiring Funds?

“Proposal 1—Reorganization of Capital One Capital Appreciation Fund into Fidelity Advisor Growth & Income Fund. … the Reorganization will result in much lower advisory fees for shareholders of the Capital One Capital Appreciation Fund that transition to the Fidelity Advisor Growth & Income Fund in the Reorganization: 0.75% for Capital One Capital Appreciation Fund (as a percentage of average daily net assets) versus 0.46% for the Fidelity Advisor Growth & Income Fund (as a percentage of average daily net assets):

C:	The Staff requests we modify the underlined disclosure above to state that “the Reorganization is expected to result in much lower advisory fees….”

R:	The disclosure will be revised as follows (underlined added):

“the Reorganization is expected to result in much lower advisory fees for shareholders of the Capital One Capital Appreciation Fund that transition to the Fidelity Advisor Growth & Income Fund in the Reorganization:”

C:	The Staff requests we consider making the same change to similar language contained in bullet points applicable to the other Proposals appearing in this section.

R:	The disclosure will be revised accordingly in response to this comment.

7.	SYNOPSIS

Proposal 1

Comparative Fee Table

C:	The Staff requests that we consider presenting the data in column format rather than side-by-side format. In addition, please consider combining the “Shareholder Fees” table and “Annual Fund Operating Expenses” table into one continuous table with all relevant footnotes appearing at the bottom of the combined table. Please further consider making this change for the “Shareholder Fees” table and “Annual Fund Operating Expenses” table applicable to the other Proposals appearing later in the N-14.

R:	As we have previously discussed with the Staff, we believe that the information included under the subheadings “Shareholder Fees” and “Annual Fund Operating Expenses” in the “Fee Table” section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

8.	SYNOPSIS

Proposal 1

Comparative Fee Table

C:	The expense ratios for the Acquired Fund appearing in the “Annual Fund Operating Expenses” table contained in Proposal 1 are based on expenses for the entire fiscal year ended August 31, 2007. The Staff requests that we consider updating this information using the expense ratios for the Acquired Fund based on expenses for the six-month period ended February 2008 as contained in the Acquired Fund’s semi-annual report. The Staff further requests that we further consider making this change in the “Annual Fund Operating Expenses” tables for the other Proposals appearing later in the Form N-14.

R:	The disclosure will be modified accordingly in response to this comment in a pre-effective amendment.

9.	SYNOPSIS

Proposal 1

Key Differences in Rights of Acquired Fund and Acquiring Fund Shareholders

Fidelity Advisor Growth & Income Fund

“A Shareholder may be forced to redeem shares for any reason.”

C:	The Staff requests that we consider revising the underlined disclosure since forcing a shareholder to redeem “for any reason” is not consistent with the Investment Company Act of 1940.

R:	The disclosure will be modified as follows (underlined added):

“A Shareholder may be forced to redeem shares for any reason consistent with the Investment Company Act of 1940.”

C:	The Staff further requests that we further consider making this change where applicable throughout the Form N-14.

R:	The disclosure will be modified accordingly in response to this comment.

10.	THE PROPOSED REORGANIZATIONS

Agreement and Plan of Reorganization

“Each Plan contemplates: (a) the sale of the net assets (i.e., all assets other than (i) those assets reasonably estimated by an officer of the Capital One Trust on the valuation date to be necessary to discharge the liabilities of an Acquired Fund following the Closing Date; and (ii) any deferred, accrued or prepaid expenses) of an Acquired Fund to the corresponding Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund, and (b) the distribution of such shares of the Acquiring Fund to the shareholders of the Acquired Fund in liquidation of the Acquired Fund.

On the Closing Date, each Acquired Fund shareholder’s investment in an Acquired Fund will be exchanged for an approximately equal investment (that is, dollar value) in the appropriate Acquiring Fund. Shareholders of an Acquired Fund will receive shares in the applicable Acquiring Fund. The value of the assets in an Acquired Fund will be determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the Closing Date, using the valuation procedures set forth in the Acquiring Fund’s then-current prospectus and statement of additional information. The net asset value of a share of an Acquiring Fund will be determined as of the same time using the valuation procedures set forth in the Acquiring Fund’s then-current prospectus and statement of additional information.

As of the Closing Date, should a Reorganization be approved by shareholders of an Acquired Fund and other conditions to the Reorganizations be satisfied, each Acquiring Fund will deliver to its corresponding Acquired Fund, and the Acquired Fund will distribute to its shareholders of record, shares of the Acquiring Fund so that each Acquired Fund shareholder will receive the number of full and fractional shares of the Acquiring Fund approximately equal in value to the aggregate net asset value of shares of the Acquired Fund held by such shareholder on the Closing Date. The Acquired Fund will be liquidated as soon as practicable thereafter. The Acquired Fund shareholder’s account shall be credited with the respective pro rata number of full and fractional shares of the Acquiring Fund due that shareholder.

Accordingly, immediately after a Reorganization, each former Acquired Fund shareholder will own shares of the corresponding Acquiring Fund approximately equal in value to the aggregate net asset value of that shareholder’s shares of the Acquired Fund on the Closing Date.”

C:	The Staff requests that we consider revising or clarifying the underlined disclosure.

R:	The disclosure will be replaced as follows (underlined added):

“Each Plan contemplates: (a) the sale of the net assets (i.e., all assets other than (i) those assets reasonably estimated by an officer of the Capital One Trust on the valuation date to be necessary to discharge the liabilities of an Acquired Fund following the Closing Date; and (ii) any deferred, accrued or prepaid expenses (such assets defined herein as “Excluded Assets”)) of an Acquired Fund to the corresponding Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund, and (b) the distribution of such shares of the Acquiring Fund to the shareholders of the Acquired Fund in liquidation of the Acquired Fund.

On the Closing Date, each Acquired Fund shareholder's shares in an Acquired Fund will be exchanged for shares in the applicable Acquiring Fund. The Acquired Fund shareholder will receive a pro rata portion of the shares of the Acquiring Fund that are issued to the Acquired Fund in the Reorganization. The amount of shares issued by the Acquiring Fund to the Acquired Fund will be determined by dividing the net assets of the Acquired Fund (as described in the previous paragraph) by the net asset value per share of the Acquiring Fund on the Closing Date. Calculation will be made on a class by class basis in accordance with each Plan as described herein. The value of the assets in an Acquired Fund will be determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the Closing Date, using the valuation procedures set forth in the Acquiring Fund’s then-current prospectus and statement of additional information. The net asset value of a share of an Acquiring Fund will be determined as of the same time using the valuation procedures set forth in the Acquiring Fund’s then-current prospectus and statement of additional information.

As of the Closing Date, should a Reorganization be approved by shareholders of an Acquired Fund and other conditions to the Reorganizations be satisfied, each Acquiring Fund will deliver to its corresponding Acquired Fund, and the Acquired Fund will distribute to its shareholders of record, shares of the Acquiring Fund so that each Acquired Fund shareholder will receive the number of full and fractional shares of the Acquiring Fund equal in value to the aggregate net asset value of shares (minus the value of any Excluded Assets) of the Acquired Fund held by such shareholder on the Closing Date. The Acquired Fund will be liquidated as soon as practicable thereafter. The Acquired Fund shareholder’s account shall be credited with the respective pro rata number of full and fractional shares of the Acquiring Fund due that shareholder.

11.	THE PROPOSED REORGANIZATIONS

Alternatives to the Proposed Reorganizations

C:	Alternatives to the Proposed Reorganizations,” please consider including disclosure discussing any other proposals the Trustees may have received and considered from fund complexes other than Fidelity.

R:	We have been advised by COAM that although COAM received confidential preliminary indications of interest from, and conducted negotiations with, a number of other parties, neither it, nor the Trustees received any other binding proposals for the sale of assets related to the reorganization of the Acquired Funds. Accordingly, we do not believe that any additional disclosure is warranted.

12.	ADDITIONAL INFORMATION ABOUT THE FUNDS

Management of the Acquired Funds

“Investment Advisory Contract. The Capital One Trust, on behalf of each Acquired Fund, has entered into an investment advisory contract with COAM, pursuant to which COAM furnishes investment advisory and other services.

COAM receives a monthly investment advisory fee at annual rates equal to percentages of the relevant Acquired Fund’s average net assets, as follows: Capital One Capital Appreciation Fund – 0.75%; Capital One Mid Cap Equity Fund – 0.75%; Capital One Total Return Bond Fund – 0.50%; Capital One U.S. Government Income Fund – 0.45%; Capital One Cash Reserve Fund – 0.40%; and Capital One U.S. Treasury Money Market Fund – 0.40%. COAM may voluntarily choose to waive a portion of its fee or reimburse a Fund for certain operating costs. For the fiscal year ended August 31, 2007, the Funds paid COAM the following advisory fees, net of any waivers, as a percentage of each Fund’s average daily net assets: Capital One Capital Appreciation Fund – 0.75%; Capital One Mid Cap Equity Fund – 0.75%; Capital One Total Return Bond Fund – 0.18%; Capital One U.S. Government Income Fund – 0.21%; Capital One Cash Reserve Fund – 0.15%; and Capital One U.S. Treasury Money Market Fund – 0.30%.”

C:	The Staff requests that we consider presenting the advisory fees COAM receives for each Acquired Fund in tabular format.

R:	The information will be reformatted in tabular form in a pre-effective amendment.

13.	ATTACHMENT II

C:	The staff requests that we consider including a summary of the differences between the Acquired Funds and the Acquiring Funds of each fundamental investment policy/limitation included in the Attachment (in addition to the side-by-side comparison already provided).

R:	The disclosure has been revised in response to your comment and will be filed in a pre-effective amendment.

14.	PART C. ITEM 14.

C:	The Staff suggests that we consider filing the consents of the auditors in a pre-effective amendment.

R:	The consents of the auditors will be filed in a pre-effective amendment.